Exhibit 12.1

Calculation of Ratios of Earnings of Fixed Charges

The following table sets forth, for each of the periods presented, the historical ratio of earnings to fixed charges. The historical ratios are prepared on a consolidated basis.

The ratio of earnings to fixed charges for each of the periods presented is determined by dividing earnings by fixed charges. Earnings consist of income (loss) from operations before income taxes and fixed charges. Fixed charges consist of interest incurred, amortization of debt discount and debt issuance costs, and an estimate of the interest portion of rent expense.

	Successor	Successor	Successor	Successor	Combined	Successor	Predecessor	Predecessor
	Nine Months Ended September 30, 2009	Year Ended December 31, 2008	Year Ended December 31, 2007	Year Ended December 31, 2006	Year Ended December 31, 2005	March 18, 2005 to Dec 31, 2005	January 1, 2005 to March 17, 2005	Year Ended December 31, 2004
	(dollars in thousands)
Earnings
Income (loss) before income taxes	$(11,739)	$(28,820)	$(19,612)	$(25,546)	$(17,091)	$(15,904)	$(1,187)	$605
Add: Fixed charges per below	3,456	2,861	1,443	2,621	2,469	2,353	116	435

Earnings	(8,283)	(25,959)	(18,169)	(22,925)	(14,622)	(13,551)	(1,071)	1,040

Fixed Charges
Interest expense	2,313	1,495	719	856	606	490	116	312
Amortization of debt discount and debt issuance costs	444	380	149	1,272	1,452	1,452	—	—
Estimate of interest portion of rent expense	699	986	575	493	411	411	—	123

Fixed Charges	3,456	2,861	1,443	2,621	2,469	2,353	116	435

Ratio of earnings to fixed charges	*	*	*	*	*	*	*	2.39

Coverage deficiency	$(11,739)	$(28,820)	$(19,612)	$(25,546)	$(17,091)	$(15,904)	$(1,187)	$—

*	The earnings were inadequate to cover total fixed charges.